

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

November 10, 2009

Mr. Menachem M. Schneerson
Chief Executive Officer
Watchtower, Inc.
100 Henry Street
Brooklyn, New York 11201

> **Re: Watchtower, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-K/A for the year ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-Q for the fiscal quarter ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 0-52783**

Dear Mr. Schneerson:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 9A(T). Controls and Procedures, page 12

1.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibits 31.1

2.   We note that the identification of the certifying individual in the opening line of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In the amendment requested above, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Additionally, please ensure that your certifications use the exact wording from Item 601(b)(31) of Regulation S-K.

Form 10-K/A for the year ended December 31, 2008 filed 4/1/09

Report of Registered Independent Public Accounting Firm, page F-1

3.   We note that your current audit report does not include a conformed signature. Please confirm to us that your original audit report was signed and ensure that future filings include a conformed signature. Refer to Rule 302 of Regulation S-T.

Form 10-Q for the quarter ended June 30, 2009

Item 4(T). Controls and Procedures, page 8

4.   We note your disclosure that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of our Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Exhibit 31.1 and 31.2

5.   Please ensure that your certifications use the exact wording from Item 601(b)(31) of Regulation S-K in future filings. In this regard, we note that the language in paragraph 4 has been modified as if there were only one certifying officer. As you appear to have two certifying officers, you should use the exact wording from Item 601(b)(31) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief